SECUF 12011160 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 036769

SEC Mail Processing Section
FEB 24 2012
Washington DC
123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellfleet Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Cutter Mill Road, Suite 200
(No. and Street)

Great Neck (City) NY (State) 11022-2142 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Zarin 516-487-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Zarin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellfleet Investments LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA C. SANTOPIETRO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SA5057156
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES MARCH 18, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report

Wellfleet Investments LLC
Great Neck, New York

We have audited the accompanying statement of financial condition of Wellfleet Investments LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellfleet Investments LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital pursuant to Uniform Net Capital Rule 15c-3-1, Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to SEC Rule 15c3-3 and Statement Pursuant to SEC Rule 17a-5(d)(4) as supplemental information on pages 13, 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 15, 2012

Wellfleet Investments LLC
Statement of Financial Condition
As of December 31, 2011

ASSETS

Assets		
Cash in Bank	$	55,895
Accounts Receivable		20,220
Marketable Securities		60,050
Other Investments		55,044
Total Assets	$	191,209

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accrued Liabilities	$	58,504
Member's Equity		132,705
Total Liabilities and Member's Equity	$	191,209

See accompanying notes to financial statements.

Wellfleet Investments LLC
Notes to Financial Statements
December 31, 2011

Note 1 - Summary of Significant Accounting Policies

Wellfleet Investments LLC is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA), the Company's primary regulator. Customer accounts are maintained by, and securities transactions are cleared, through another introducing broker/dealer on a fully disclosed basis, Pershing LLC, a Bank of New York Mellon Company. Michael S. Zarin, the President of the Company, is the sole member of the Company.

The financial statements include only the assets, liabilities, and activities directly related to the investment banking business known as Wellfleet Investments LLC. All other personal assets and liabilities of Michael S. Zarin, including personal income taxes arising from income of the business, are excluded from financial statements.

Management has analyzed the tax positions taken and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Note 2 - Revenue

The Company's revenues consist of fees received for: investment management and business advisory activities, acting as a finder of capital, commissions on institutional and retail brokerage accounts and mutual funds, and investment income. (See Note 1)

Note 3 - Pension Plan

The Company established a pension plan effective January 1, 2000 for all eligible employees that replaced a prior pension plan. Contributions to the Plan are at the discretion of the Plan's trustees; the pension contribution for the year ended December 31, 2011 was $10,520.

Wellfleet Investments LLC
Notes to Financial Statements
December 31, 2011

Note 4 - Property and Equipment

The total cost of newly acquired assets generally is charged against current operations when permissible pursuant to an alternative method allowable under the Internal Revenue Code for charging depreciation of assets on the owner's income tax return. When that method is not utilized, property and equipment are stated at cost. In that case, depreciation is computed and charged against operations using the method that best reflects the asset's useful life. Any differences between depreciation for financial statement and income tax purposes are not material. Expenditures for maintenance and repairs are charged against operations.

Note 5 - Net Capital Requirement

Pursuant to the Uniform Net Capital Rule, Rule 15c3-1, of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of not less than $5,000. The firm is also required to maintain (120%) of its minimum net capital requirement in accordance with SEC Rule 17a-11. At December 31, 2011, the Company had net capital and minimum net capital requirements of $20,675 and $5,000, respectively. The Company had excess net capital of $15,675; aggregate indebtedness was $58,504. The Company's net capital ratio was 2.83 to 1 of aggregate indebtedness to net capital.

Note 6 - Company History

Wellfleet Investments LLC was established in 1986 as Michael S. Zarin d/b/a Wellfleet Capital Company, subsequently d/b/a Wellfleet Capital & Investment Management Company, prior to the change in 1998 to its present name and status. The Company was approved in 1998 as a broker/dealer with a minimum net capital of $5,000, after having been a broker/dealer with a minimum net capital of $100,000, and, originally a broker/dealer with a minimum net capital of $5,000.

Wellfleet Investments LLC
Notes to Financial Statements
December 31, 2011

Note 7 - Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each banking institution are insured by the Federal Deposit Insurance Corporation. Cash balances in brokerage accounts are insured by the Securities Investors Protection Corporation and by excess insurance. At certain times during the year, balances may exceed insured amounts. As of December 31, 2011, the Company had no uninsured cash balances.

Note 8 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 9 - Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Note 10 - Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months when purchased, to be cash equivalents. As of December 31, 2011, the Company's cash and cash equivalents were deposited in two financial institutions.

Note 11 - Commitments and Contingencies

The Company leases office space on a month-to-month basis. Terms of the lease require the company to pay a monthly rental of $2,370. Total office lease expenses for 2011 are $29,136.

Note 12 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Note 12 - Fair Value (continued)

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Note 13 - Subsequent Events

These financial statements were approved by management and available for issuance on February 15, 2012. Subsequent events have been evaluated through that date.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Wellfleet Investments LLC
Great Neck, New York

In planning and performing our audit of the financial statements of Wellfleet Investments LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accounts, P.C.

Garden City, New York
February 15, 2012

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Member
Wellfleet Investments LLC
40 Cutter Mill Road
Great Neck, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Wellfleet Investments LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wellfleet Investments LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wellfleet Investments LLC's management is responsible for Wellfleet Investments LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences; and

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences; and

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 15, 2012

WELLFLEET INVESTMENTS LLC
(S.E.C. I.D. No. 8-36769)
YEAR 2011

PUBLIC

MICHAEL R. SULLIVAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

WELLFLEET INVESTMENTS LLC
(S.E.C. I.D. No. 8-36769)
YEAR 2011

PUBLIC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
AND REPORT OF
INDEPENDENT AUDITORS
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Wellfleet Investments LLC
December 31, 2011

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